1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

June 20, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Soo Im-Tang
Ms. Shandy Pumphrey

Re: Lazard Active ETF Trust (the “Trust” or “Registrant”) (File No. 333-287495)

Dear Mses. Im-Tang and Pumphrey:

Thank you for the telephonic comments regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Lazard US Systematic Small Cap Equity Portfolio (the “Acquired Portfolio”), a series of The Lazard Funds, Inc., with and into Lazard US Systematic Small Cap Equity ETF (the “Acquiring Portfolio,” and together with the Acquired Portfolio, the “Portfolios”), a series of the Trust (the “Reorganization”), filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2025.

The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Part I of this letter is in response to the accounting comments of the Staff of the Commission that Ms. Pumphrey provided to Vince Nguyen and Stephen Rutman of Dechert LLP by telephone on June 13, 2025. Part II of this letter is in response to the disclosure comments that Ms. Im-Tang provided to Messrs. Nguyen and Rutman by telephone on June 18, 2025. For your convenience, we have restated the comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

PART I – ACCOUNTING COMMENTS

Information Statement/Prospectus

Comment 1.	Please supplementally confirm the status of the R6 Shares of the Acquired Portfolio and whether they will be consolidated, liquidated, prior to the Reorganization.

Response 1.	As stated in a supplement to the prospectus of the Acquired Portfolio filed on May 22, 2025, beginning on May 22, 2025, R6 Shares of the Acquired Portfolio had been closed to new shareholders and subsequent purchases by existing shareholders. In addition, we supplementally confirm that all R6 Shares of the Acquired Portfolio have been redeemed and the Acquired Portfolio will have no outstanding R6 Shares at the time of the Reorganization.

Comment 2.	With respect to the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section, please supplementally confirm that the expenses noted represent the current expenses of the Portfolios, as required under Item 3 of Form N-14.

Response 2.	We hereby confirm that the expenses presented in the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section represent the current expenses of the Acquired Portfolio and the estimated expenses of the Acquiring Portfolio during its first year of operations, in accordance with Item 3 of Form N-14.

Comment 3.	Please supplementally confirm that the fees and expenses presented in the pro forma column of the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section, including a unitary management fee of .60%, will agree with the fees and expenses to be included in the Acquiring Portfolio’s registration statement on Form N-1A (the “N-1A Registration Statement”).

Response 3.	We hereby confirm that the fees and expenses of the Acquiring Portfolio to be included in the N-1A Registration Statement at launch will be the same as presented in the pro forma column of the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section of the Registration Statement, including a unitary management fee of .60%.

Comment 4.	Please supplementally confirm that the expenses presented for Open Shares and R6 Shares of the Acquired Portfolio in the table under the “Summary—Examples of Effect of Portfolio Expenses” section are correct. If the expenses presented are correct, please describe the assumptions that were used in the calculations.

Response 4.	The expenses presented for Open Shares and R6 Shares of the Acquired Portfolio in the table under the “Summary—Examples of Effect of Portfolio Expenses” section have been revised as follows:

	Acquired Portfolio – Lazard US Systematic Small Cap Equity Portfolio			Pro Forma – Acquiring Portfolio – Lazard US Systematic Small Cap Equity ETF
	Institutional Shares	Open Shares	R6 Shares
1 Year	$106	$131	$101	$76
3 Years	$384	~~$909~~ $1,014	~~$939~~ $994	$237
5 Years	$684	~~$1,707~~ $1,910	~~$1,795~~ $1,900	$411
10 Years	$1,535	~~$3,794~~ $4,211	~~$4,010~~ $4,224	$918

Information Statement/Prospectus and Statement of Additional Information (“SAI”)

Comment 5.	The Staff notes the language under the “Summary—Is the Reorganization considered a taxable event for federal income tax purposes?” section of the Information Statement/Prospectus states that, “[i]t is currently anticipated that no securities of the

Acquired Portfolio will be sold in order to facilitate the Reorganization,” while the language under the “Supplemental Financial Information (Unaudited)” section of the SAI states that “changes may be made to the Acquired Portfolio’s portfolio in advance of the Reorganization and/or an Acquiring Portfolio’s portfolio following the Reorganization.” Please reconcile these statements. If there will be any repositioning of the Acquired Portfolio’s portfolio, please disclose the percentage of the Acquired Portfolio to be sold.

Response 5.	The disclosure under the “Summary—Is the Reorganization considered a taxable event for federal income tax purposes?” section of the Information Statement/Prospectus has been revised as follows in response to this comment:

It is currently anticipated that no securities of the Acquired Portfolio will be sold in order to facilitate the Reorganization; however, this is subject to change by the Investment Manager.

We supplementally note that, at this time, Lazard Asset Management LLC (the “Investment Manager”) continues to anticipate that no securities of the Acquired Portfolio will be sold in order to facilitate the Reorganization.

PART II – DISCLOSURE COMMENTS

Comment 6.	Please file your responses as correspondence on EDGAR prior to the effectiveness of the Registration Statement. Please apply comments to disclosure in one section of the Registration Statement to similar disclosures throughout the Registration Statement.

Response 6.	We acknowledge the comment and will proceed accordingly.

Information Statement/Prospectus

Comment 7.	In the “Summary—Is the Reorganization considered a taxable event for federal income tax purposes?” section, please consider including a reference to “individual retirement accounts or group retirement plans” in the description of accounts that cannot hold ETF shares. This Staff notes this language is consistent with language used elsewhere in the Registration Statement.

Response 7.	The disclosure has been revised as follows:

Shareholders who do not want to hold ETF shares, or cannot hold ETF shares (like many individual retirement accounts or group retirement plans), may redeem out of the Acquired Portfolio or exchange their Acquired Portfolio shares for shares of another portfolio.

Comment 8.	With regard to statements in the “Summary—How do the Portfolios’ investment objectives, strategies, policies and limitations compare?” section and elsewhere in the Registration Statement stating that the Acquired Portfolio and Acquiring Portfolio have the same fundamental and non-fundamental investment policies and limitations, please confirm if the only differences are due to the structural differences between ETFs and mutual funds discussed in the Registration Statement. If yes, please state this. If there are other differences, please describe them.

Response 8.	The disclosure has been revised as follows:

The Acquired Portfolio and Acquiring Portfolio have the same fundamental and non-fundamental investment policies and limitations. Although the Acquiring Portfolio will have the same have the same fundamental and non-fundamental investment policies and limitations as the Acquired Portfolio, ETFs are structurally different from mutual funds and have ETF-specific risks.

Comment 9.	In the “Summary—How do the Portfolios’ investment objectives, strategies, policies and limitations compare?” section, for ease and clarity, please display the comparison side-by-side in a chart.

Response 9.	The information in the “Summary—How do the Portfolios’ investment objectives, strategies, policies and limitations compare?” section has been reformatted to display changes side-by-side in a chart.

Comment 10.	If the contractual fee waiver discussed in Footnote 3 in the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section is subject to recoupment, please disclose the terms of the recoupment. Additionally, please supplementally confirm that the right to recoupment does not carry over to the Acquiring Portfolio.

Response 10.	We hereby confirm that the Acquired Portfolio’s contractual fee waiver is not subject to recoupment.

Comment 11.	In the “The Transaction—Reasons for the Reorganization—Board Consideration of the Reorganization?” section, if the Board of Directors of the Acquired Portfolio (the “Board”) considered the impact of the Reorganization on individuals holding assets in retirement accounts or group retirement plans, please disclose the Board’s conclusions.

Response 11.  We note that the section referenced above currently includes disclosure regarding the Board’s consideration of shareholders who hold shares of the Acquired Portfolio through individual retirement accounts or group retirement plans. As disclosed in the same section, this factor was only one of the factors and information considered by the Board to reach the determination that it would be in the best interests of the Acquired Portfolio to conduct the Reorganization. The Board did not make conclusions with respect to individual factors. Nevertheless the disclosure regarding the Board’s consideration of shareholders who hold shares of the Acquired Portfolio through individual retirement accounts or group retirement plans has been revised as follows:

Shares of the Acquiring Portfolio will not be issued in fractional shares. As a result, cash will be paid to shareholders in lieu of fractional shares of the Acquiring Portfolio. In addition, shareholders who hold shares through an account that cannot hold shares of an ETF, like retirement accounts or group retirement plans, at the time of the Reorganization will have their investments liquidated and may receive cash. These cash distributions may be taxable to shareholders. The Board also considered that the

Investment Manager has implemented a communications plan intended to provide notice to Acquired Portfolio shareholders, so that they may enter into appropriate arrangements prior to the Reorganization. As part of this communications plan, the Investment Manager will engage with Acquired Portfolio shareholders on the potential implications of the Reorganization, including the need to have a brokerage account in place prior to the Reorganization.

Comment 12.	In the “The Transaction—Reasons for the Reorganization—Board Consideration of the Reorganization?” section, in addition to the expected benefits of the Reorganization, please balance the disclosure with a similar description of any material drawbacks or risks to investors arising from the Reorganization.

Response 12.	The disclosure in the section referenced above has been revised to include the following:

As ETF shareholders following the Reorganization, shareholders may bear certain costs associated with maintaining brokerage accounts and buying and selling Acquiring Portfolio shares in the secondary market, including commissions, spreads and other transactions costs, that the shareholders do not experience as shareholders of the Acquired Portfolio.

Comment 13.	The first sentence of “The Transaction—Capitalization” section refers to, “the capitalization of the Acquired Portfolio as of April 30, 2025, and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.” Please supplementally confirm this is the most current pro forma financial statements.

Response 13.	We hereby confirm that the capitalization table reflects information as of the most recent practicable date from the date of the initial Registration Statement filing.

SAI

Comment 14.	In the “Investment Restrictions” section, please supplementally confirm that the Acquiring Portfolio will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

Response 14.	We are not aware of a requirement to consider the concentration policies of an underlying investment company in which the Acquiring Portfolio invests for purposes of determining the Acquiring Portfolio’s compliance with its concentration policy. To the extent that the Trust determines that the Acquiring Portfolio’s investments in an underlying investment company exposes the Acquiring Portfolio to a material risk, including significant exposure to a particular industry or group of industries, the Acquiring Portfolio would include appropriate risk disclosure in the N-1A Registration Statement.

Part C

Comment 15.	With respect to Exhibit 12 (“Form of Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of the Acquired Portfolio with respect solely to the transaction between the Acquired Portfolio and the Acquiring Portfolio pursuant to the form of Plan of Reorganization”), please confirm that the actual tax opinion, as opposed to the “form of” opinion, will be filed as an exhibit to a post-effective amendment within a reasonable time after receipt of such opinion.

Response 15.	We hereby confirm the actual Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of the Acquired Portfolio with respect solely to the transaction between the Acquired Portfolio and the Acquiring Portfolio pursuant to the form of Plan of Reorganization will be filed as an exhibit to a post-effective amendment within a reasonable time after receipt of such opinion.

*       *       *

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai